UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Coca-Cola FEMSA, S.A. de C.V.

(Name of Issuer)

Series L Shares, without par value

(Title of Class of Securities)

191241108

(CUSIP Number)

July 18, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 191241108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power –0–

	6.	Shared Voting Power 28,711,000*

	7.	Sole Dispositive Power –0–

	8.	Shared Dispositive Power 28,711,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,711,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%*

12.	Type of Reporting Person (See Instructions) OO

*                                         The Bill & Melinda Gates Foundation (the “Foundation”) holds 2,871,100 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares underlying the ADSs held by the Foundation represent 10.6% of the outstanding Series L Shares.  For purposes of Rule 13d–3 under the Securities Exchange Act of 1934, as amended, all ADSs held by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co–Trustees of the Foundation.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co–Trustees of the Foundation, in respect of the ADSs owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by the Foundation or Mr. and Mrs. Gates.

CUSIP No. 191241108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power –0–

	6.	Shared Voting Power 28,711,000*

	7.	Sole Dispositive Power –0–

	8.	Shared Dispositive Power 28,711,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,711,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%*

12.	Type of Reporting Person (See Instructions) IN

*                                         The Bill & Melinda Gates Foundation (the “Foundation”) holds 2,871,100 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares underlying the ADSs held by the Foundation represent 10.6% of the outstanding Series L Shares.  For purposes of Rule 13d–3 under the Securities Exchange Act of 1934, as amended, all ADSs held by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co–Trustees of the Foundation.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co–Trustees of the Foundation, in respect of the ADSs owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by the Foundation or Mr. and Mrs. Gates.

CUSIP No. 191241108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power –0–

	6.	Shared Voting Power 28,711,000*

	7.	Sole Dispositive Power –0–

	8.	Shared Dispositive Power 28,711,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,711,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%*

12.	Type of Reporting Person (See Instructions) IN

*                                         The Bill & Melinda Gates Foundation (the “Foundation”) holds 2,871,100 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares underlying the ADSs held by the Foundation represent 10.6% of the outstanding Series L Shares.  For purposes of Rule 13d–3 under the Securities Exchange Act of 1934, as amended, all ADSs held by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co–Trustees of the Foundation.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co–Trustees of the Foundation, in respect of the ADSs owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by the Foundation or Mr. and Mrs. Gates.

Item 1.
	(a)	Name of Issuer Coca-Cola FEMSA, S.A. de C.V. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Guillermo González Camarena No. 600 Col. Centro de Ciudad Santa Fé Delegación Alvaro Obregón México, D.F. 01210

Item 2.
	(a)	Name of Person Filing Bill & Melinda Gates Foundation (the “Foundation”), Melinda French Gates and William H. Gates III.*
(b)

Address of Principal Business Office or, if none, Residence
The Foundation – 1551 Eastlake Avenue E., Seattle, Washington 98102
Mr. Gates – One Microsoft Way, Redmond, Washington 98052
Mrs. Gates – 2365 Carillon Point, Kirkland, Washington 98033

	(c)	Citizenship The Foundation is a charitable trust organized under the laws of the State of Washington. Both Mr. and Mrs. Gates are citizens of the United States of America.
	(d)	Title of Class of Securities Series L Shares, without par value
	(e)	CUSIP Number 191241108**

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

*                 Neither the present filing nor anything contained herein shall be construed as an admission that the Foundation or Mr. and Mrs. Gates constitute a “person” for any purpose other than Section 13(g) of the Securities Exchange Act of 1934, or that the Foundation and Mr. and Mrs. Gates constitute a “group” for any purpose.

**          The stated CUSIP Number relates to the American Depositary Shares representing the Series L Shares.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2006

BILL & MELINDA GATES FOUNDATION*

	By	/s/ Michael Larson
		Name:	Michael Larson**
		Title:	Attorney–in–fact for each of the Co–Trustees,
William H. Gates III and Melinda French Gates

WILLIAM H. GATES III*

	By	/s/ Michael Larson
		Name:	Michael Larson**
		Title:	Attorney–in–fact

MELINDA FRENCH GATES*

	By	/s/ Michael Larson
		Name:	Michael Larson**
		Title:	Attorney–in–fact

*                 This amendment is being filed jointly by the Bill & Melinda Gates Foundation and William H. Gates III and Melinda French Gates, as Co-Trustees, pursuant to the Joint Filing Agreement dated February 14, 2006 and included with the signature page to Amendment No. 1 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. filed on February 15, 2006, SEC File No. 005-52421, and incorporated by reference herein.

**          Duly authorized under Special Power of Attorney appointing Michael Larson attorney–in–fact, dated February 4, 2005, by and on behalf of William H. Gates III and Melinda French Gates, as Co–Trustees, filed as Exhibit 99.2 to Cascade Investment, L.L.C.’s Amendment No. 5 to Schedule 13G with respect to Canadian National Railway Company on February 11, 2005, SEC File No. 005–48661, and incorporated by reference herein.